Exhibit 99.35 Summary of Changes Included in Form SBSE-A Amendment

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Schedule A, Principals

Change #1:
Removed "María Angeles Navarro" as Principal

Change #2:
Added "Jorge Montalbo Todoli" as a Principal.

Change #3:
Added "Gonzalo Romera Lobo" as a Principal.

Schedule B, Section II (Item 13A)

Change #4:
Added VoxSmart as a communications surveillance service provider.

Schedule F, Section II (Foreign Financial Regulatory Authorities)

Change #5:
Added the following foreign financial regulatory authorities:
• Banco Central do Brasil (Brazil)
• Financial Services Regulatory Authority (United Arab Emirates)
• Banco Central de Chile (Chile)

Change #6:
Updated the names of certain previously reported foreign financial regulatory authorities, including:
• Commission Bancaire, Financiere et des Assurances (CBFA) to Financial Services and Markets Authority (FSMA)
• Autorite de Controle Prudentiel et de Resolution (ACPR) to French Prudential Supervision and Resolution Authority (ACPR)